U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Wendy E. Holt

2.  Date of Event Requiring Statement (Month/Date/Year): 4/22/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Age Research, Inc. (AGER)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Vice-president

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common stock

2. Amount of Securities Beneficially Owned: 5,000,000

3. Ownership Form: Direct(D)or Indirect(I): Direct

4.  Nature of Indirect Beneficial Ownership:

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: Wendy E. Holt was appointed as an officer and director on April 22, 2000

Signature of Reporting Person:
/S/Wendy E. Holt

Date: 3/12/01